

March 31, 2017

Deep Kalra
Group Chairman and Group CEO
MakeMyTrip Limited
Tower A, SP Infocity, 243,
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re:** **MakeMyTrip Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2016**
> **Filed June 14, 2016**
> **File No. 001-34837**

Dear Mr. Kalra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2015, page 69

Marketing and Sales Promotion Expenses, page 70

1. Please quantify the amounts for cash incentives and loyalty reward expenses included in Marketing and Sales Promotion expenses in fiscal 2016 and 2015.

2. Please describe the types of cash incentives and loyalty program costs as part of your ongoing customer inducement and retention programs, and why these have been included in Marketing and Sales Promotion expenses. Also explain to us how the loyalty program costs differ in nature from other loyalty points since you disclose different accounting treatments for them in Note (2)(k) on page F-20.

Certain Non-IFRS Measures, page 70

3. Revise your disclosure of usefulness of non-IFRS measures to investors to ensure that the disclosures address each non-IFRS measure and explain why each measure is useful to investors in terms that are substantive and specific to you. Refer to Item 10(e)(1)(i)(C) of S-K.

4. Refer to Adjusted Net Profit (Loss) non-IFRS reconciliation on page 80. We note your adjustment of income tax expense of $0.2. In that regard, please clarify for us if the adjustment has factored in the income tax effects of various non-IFRS adjustments that you made in the reconciliation. If not, please explain to us why. Refer to Question 102.11 of Compliance and Disclosure Interpretations for Non-GAAP Measures.

5. Refer to Adjusted Diluted Earnings (Loss) per share non-IFRS reconciliation on page 81. We note you did not provide income tax effects of the various non-IFRS adjustments. Please explain. Refer to Question 102.11 of Compliance and Disclosure Interpretations for Non-GAAP Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure